EXHIBIT (m)(5)(b)

SCHEDULE A EATON VANCE SPECIAL INVESTMENT TRUST CLASS C DISTRIBUTION PLAN August 9, 2010

	Adoption	Distribution
Fund	Date	Fee

Eaton Vance Commodity Strategy Fund	February 8, 2010	0.75%
Eaton Vance Short Term Real Return Fund	February 8, 2010	0.75%
Eaton Vance Tax-Advantaged Bond Strategies Real Return Fund	February 8, 2010	0.75%
Eaton Vance Option Absolute Return Strategy Fund	August 9, 2010	0.75%